Mail Stop 3561

April 13, 2007

Mr. George L. Jones,
President and Chief Executive Officer
Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, Michigan 48108

> **Re:** **Borders Group, Inc.**
> **Form 10-K for Fiscal Year Ended February 3, 2007**
> **Filed March 30, 2007**
> **File No. 1-13740**

Dear Mr. Jones:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosure in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8. Financial Statements and Supplementary Data, page 42

Consolidated Statements of Cash Flows, page 45

1. Please revise to present net repayment of long-term debt and net repayment of long-term capital lease obligations on a gross basis. If you believe these items qualify for net reporting, please tell us why. Refer to paragraphs 11, 12 and 13 of SFAS 95.

Note 1. Summary of Significant Accounting Policies, page 47

Advertising Costs, page 50

2.   Please disclose the amount of vendor payments considered to be reimbursements of specific, incremental, identifiable costs and included as offsets to the related expenses in the "selling, general and administrative" line on the consolidated statements of operations.

Note 8. Income Taxes, page 56

3.   Please revise to provide separate disclosure of the effects of non-deductible losses and foreign tax rates in the income tax rate reconciliation. Refer to paragraph 47 of SFAS 109.

Note 13. Stock-Based Compensation Plans, page 60

4.   Please disclose the total intrinsic value of options exercised (or share units converted), share-based liabilities paid, and the total fair value of shares vested during each year presented as required by SFAS 123(R), paragraph A240 c (2).

5.   Please tell us your basis in GAAP for recognizing compensation expense for the discount on restricted shares of common stock purchased under your plans as an expense on a straight-line basis over the period during which the shares are restricted from sale or transfer. Please tell us and disclose the amounts deferred.

6.   Please disclose the number of shares and the weighted average grant date fair value for nonvested time-vested shares and performance-based stock units at the beginning and end of the most recent year and for those vested or forfeited during the year. Refer to SFAS 123(R), paragraphs A240 b (2) and A240 f.

Note 15. Segment Information, page 63

7.   Please disclose revenues from external customers for each group of products and services such as books, music, movies, gifts and stationary and referral fees. Refer to SFAS 131, paragraph 37.

Item 9A. Controls and Procedures, page 67

8.   You state that your principal executive and financial officers concluded that your disclosure controls and procedures were effective in alerting them on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic filings under the Exchange Act. Please revise to state, if true, that your principal executive and

financial officers concluded that your controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e).

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sondra Snyder at (202) 551-3332 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Branch Chief